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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          SC & T International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
           --------------------------------------------------------
                         (Title of Class of Securities)

                                 783975 10 5
           --------------------------------------------------------
                                 (CUSIP Number)

                              Kenneth Witt, Esq.
                             Mark Heimlich, Esq.
                              Freeborn & Peters
              950 17th Street, Suite 950, Denver, Colorado 80202
           --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              August 20, 1996**
           --------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, shall be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes.)




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**       The only securities of SC&T International, Inc. ("the Company') which
         Cameron Capital Ltd. currently owns, and has ever owned, are 150 shares of Series A Preferred Stock (the "Preferred Shares"). When Cameron Capital Ltd. purchased the 150 Preferred Shares on June 17, 1996, those 150 Preferred Shares were convertible into approximately 227,000 shares of common stock of the Company (the "Common Stock"), or approximately 4.3% of the outstanding number of shares of Common Stock, based upon the conversion price of the Preferred Shares on that date. (If the Preferred Shares that were sold by the Company to other investors concurrently with the sale of the 150 Preferred Shares to Cameron Capital Ltd. are included in the calculation, Cameron Capital Ltd. would have beneficially owned, as of the date of its purchase of the Preferred Stock, approximately 3.4% of the Common Stock.) Since the date of its purchase of the Preferred Shares on June 17, 1996, Cameron Capital has not acquired any additional securities of the Company. Cameron Capital Ltd. only became required to file this Schedule 13D because of the decline of the trading price of the Common Stock, which, in turn, increased the number of shares of Common Stock into which the Preferred Shares are convertible.





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CUSIP No.  783975 10 5

(1)      Names of Reporting Persons.  S.S. or I.R.S.      Cameron Capital Ltd.
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                           (a)
         a Member of a Group (See Instructions)                 (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                       WC

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                   Bermuda

Number of Shares               (7)   Sole Voting Power          3,551,430
   Beneficially
   Owned by Each               (8)   Shared Voting Power           N/A
   Reporting
   Person With                 (9)   Sole Dispositive Power     3,551,430

                               (10)  Shared Dispositive Power      N/A

(11)     Aggregate Amount Beneficially                          3,551,430
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                             41.5***
         by Amount in Row (11)

(14)     Type of Reporting Person (See Instructions)                CO

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***      Does not include 21,332,261 shares of common stock of the issuer beneficially owned by other purchasers of the Series A Preferred Stock. If such shares were included in this calculation, the percentage beneficial ownership reported in Response 11 would be approximately 11.8%.




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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13 (d) of the
                         Securities Exchange Act of 1934

                                  In respect of

                            SC&T INTERNATIONAL, INC.


This report filed by Cameron Capital Ltd. ("Cameron Capital") is its initial filing on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock"), of SC&T International, Inc. (the "Company").

Item 1. Security and Issuer

         This report relates to the common stock, $.01 par value per share, of SC&T International, Inc. The address of the principal executive offices of the Company is 3837 East LaSalle Street, Phoenix, Arizona 85040.

Item 2. Identity and Background

         Cameron Capital is a limited company organized under the laws of Bermuda. Its principal business is the purchase and sale of securities for its own account. The address of its principal office and principal place of business is 10 Cavendish Road, Hamilton, Bermuda HM 19.

         Jeremy Peele is the Chairman and Chief Executive Officer of Cameron Capital, and his business address is 10 Cavendish Road, Hamilton, Bermuda HM 19. His present principal occupation and employment is serving as Chairman and Chief Executive Officer of Cameron Capital, and the principal business of Cameron Capital is the purchase and sale of securities for its own account. Mr.
Peele is a citizen of Great Britain.

         Nic Snelling is the Chief Financial Officer of Cameron Capital and his business address is 10 Cavendish Road, Hamilton, Bermuda HM 19. His current principal occupation is Chief Financial Officer of Cameron Capital, and his principal business address concerning such occupation is 10 Cavendish Road, Hamilton, Bermuda HM 19. The principal business of Cameron Capital is the purchase and sale of securities for its own account. Mr. Snelling is a citizen of Great Britain.

         Dudley Cottingham is a director of Cameron Capital. His business address is Century House, Richmond Road, Hamilton, Bermuda. The principal employment of Mr. Cottingham consists of his


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position as director of Cameron Capital and director of Continental Management
Ltd. The principal business of Continental Management Ltd. is trust management services, and its address is Century House, Richmond Road, Hamilton, Bermuda. Mr. Cottingham is a citizen of Great Britain.

         Arthur Morris is a director of Cameron Capital. His business address is Century House, Richmond Road, Hamilton, Bermuda. The principal employment of Mr. Morris consists of his position as director of Cameron Capital and director of Continental Management Ltd. The principal business of Continental Management Ltd. is trust management services, and its address is Century House, Richmond Road, Hamilton, Bermuda. Mr. Morris is a citizen of
Great Britain.

         Cameron Capital is wholly-owned by Cameron Trust, a discretionary trust (the "Trust"), domiciled in Bermuda. The sole beneficiary of the Trust is Jeremy Peele and the trustee of the Trust is Continental Management Ltd., whose directors include Messrs. Morris and Cottingham.

         None of the above individuals or entities, within the past five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and none of such persons or entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Cameron Capital entered into a subscription agreement with the Company dated June 17, 1996, pursuant to which Cameron Capital agreed to acquire 150 shares of Series A Preferred Stock of the Company, $.01 par value per share (the "Preferred Shares"). The aggregate purchase price for the Preferred Shares was $1.5 million. The Preferred Shares are convertible into shares of Common Stock on the following basis: the numerator is the sum of the (i) the accrued interest on the Preferred Shares, plus (ii) the product of 10,000 multiplied by the number of Preferred Shares owned by Cameron Capital; the denominator is the conversion price (the "Conversion Price") which is equal to the lesser of the following: (i) $7.75, and (ii) 85% of the average closing bid price for the Common Stock for the ten trading days immediately preceding the date of conversion (which conversion price is subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications or similar events).

         Concerning the purchase of the Preferred Shares, Cameron Capital utilized its own working capital funds.

Item 4. Purpose of Transaction

         Cameron Capital acquired the Preferred Shares for investment purposes for its own account. Cameron Capital currently does not have any specific plans to convert the Preferred Shares into shares of Common Stock or dispose of the Preferred Shares or the Common Stock issuable upon the conversion thereof, but it currently intends to convert and dispose of such shares at a time that it deems appropriate based upon then current market conditions, the Company's financial condition, the


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trading price of the Common Stock and other factors. Cameron Capital does not currently have any plan or intention to acquire additional securities of the Company other than its intention to obtain shares of Common Stock issuable upon the conversion of the Preferred Shares.

Item 5. Interest in Securities of the Issuer

         Cameron Capital does not own any shares of Common Stock, but does own 150 Preferred Shares which are convertible into shares of Common Stock. Based upon a Conversion Price equal to the average closing bid of the Company's Common Stock on the NASDAQ Small Cap Market for the ten trading days commencing on October 10, 1996 and ending on October 23, 1996, which was approximately $.4969 per share, the total number of shares of Common Stock that Cameron Capital beneficially owns through its ownership of the Preferred Shares would be approximately 3,551,430 shares of Common Stock, or approximately 41.5% of the outstanding shares of Common Stock. (If the 21,332,261 shares of Common Stock issuable upon conversion by the other holders of the Preferred Shares were included in this calculation, however, Cameron Capital would beneficially own approximately 11.8% of the Common Stock).

         The number of shares of Common Stock beneficially owned by Cameron Capital for purposes of this Schedule 13D will fluctuate depending upon the Conversion Price which, in turn, varies based upon the closing bid price of the Common Stock, but will never be less than $7.75 per share. Mr. Peele has the sole power to vote and direct the disposition of the Preferred Shares and the shares of Common Stock issuable upon the conversion thereof. To the knowledge of Cameron Capital, none of the individuals or the Trust listed in Item 2 of this
Schedule 13D beneficially owns any Common Stock other than through Cameron Capital's ownership of the Preferred Shares. Cameron Capital has not, and to the best of Cameron Capital's knowledge the individuals and the Trust listed in Item 2 have not, effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Effective as of June 17, 1996, Cameron Capital and the Company entered into a Registration Rights Agreement, whereby the Company agreed to register the resale of the Common Stock by Cameron Capital under the Securities Act of 1933.

         The Preferred Shares owned by Cameron Capital and the Common Stock issuable upon conversion thereof have been pledged to Refco Capital Markets, London, United Kingdom ("Refco") relating to certain obligations of Cameron Capital owed to Refco unrelated to the purchase of the Preferred Shares.

Item 7. Material to be Filed as Exhibits.

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CAMERON CAPITAL LTD.


Date:   October 31, 1996               By:  /S/ Jeremy D. C. Peele
      -------------------                 ------------------------
                                          Signature


                                      Jeremy D. C. Peele, Chairman
                                      ----------------------------
                                      Name and Title

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